SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
CLST HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
150925204
(CUSIP Number)
S. Nicholas Walker
Deltec House
Lyford Cay
P.O. Box N1717
Nassau NP, Bahamas
(242) 677-4514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 6, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150925204	13D	Page 2 of 9 Pages
     This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 18, 2007, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on February 5, 2008, and as amended by Amendment No. 2 to Schedule 13D, filed with the SEC on February 27, 2008, by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York Asset Management Limited, a company organized in the Commonwealth of the Bahamas (“YAML”), York GP, Ltd., a Cayman Islands exempted company (“York GP”), and Lion Long Term Partners, L.P., a British Virgin Islands international limited partnership (“Lion Long Term”), with regard to the common stock of CLST Holdings, Inc. (the “Issuer”). The Schedule 13D, as amended to date, is referred to herein as the “Schedule 13D.” S. Nicholas Walker, LFL, Lion L.P., YAML, York GP, and Lion Long Term are referred to collectively herein as the “Reporting Persons.”
     This Amendment is being filed to update certain information in Item 4 of the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     As reported in Amendment No. 1 and Amendment No. 2 to the Schedule 13D, Mr. Walker sent letters to Robert A. Kaiser, the Chief Executive Officer of the Issuer, on February 1, 2008 and February 25, 2008, expressing his opposition to the Board of Director’s consideration of abandonment of the Issuer’s Plan of Dissolution (the “Plan”) and observing that abandonment of the Plan could have adverse tax consequences to the Issuer’s stockholders. Mr. Walker followed these letters with an additional letter to Mr. Kaiser, dated March 6, 2008, in which Mr. Walker expressed his disappointment with the Issuer’s failure to file its annual report on Form 10-K for the year ended November 30, 2007 in a timely fashion and encouraged the Issuer to conform its accounting to the liquidation basis of accounting under generally accepted accounting principles, given the Issuer’s stockholders approval of the Plan. The foregoing summary of the March 6, 2008 letter from Mr. Walker to Mr. Kaiser is qualified in its entirety by reference to the full text of the letter, which is attached hereto as Exhibit 1.
     In addition to pressing the Board of Directors of the Issuer to implement the Plan, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and each Reporting Person reserves the right, subject to applicable law, to (i) acquire beneficial ownership of additional shares of the Issuer in the open market, in privately negotiated transactions or otherwise, (ii) dispose of all or part of its holdings of the Issuer’s shares, (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Amendment, or (iv) change its intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend on a number of factors, including, but not limited to, the actions of the Issuer, market

CUSIP No. 150925204	13D	Page 3 of 9 Pages
activity in the Issuer’s shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.
     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to the Schedule 13D, may have which relate to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer; including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	Changes in the Issuer’s Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(ix)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.
Item 7. Material to be Filed as Exhibits.
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated March 6, 2008.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).
[Signature page follows.]

CUSIP No. 150925204	13D	Page 4 of 9 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2008

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

THE LION FUND LIMITED
By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

LION LONG TERM PARTNERS, L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 5 of 9 Pages
SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 6 of 9 Pages
Exhibit Index
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated March 6, 2008.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).

CUSIP No. 150925204	13D	Page 7 of 9 Pages
EXHIBIT 1
LETTER FROM S. NICHOLAS WALKER TO
ROBERT A. KAISER, DATED MARCH 6, 2008

CUSIP No. 150925204	13D	Page 8 of 9 Pages
YORK ASSET
MANAGEMENT LIMITED
Deltec House, Lyford Cay
P.O. Box N-1717
Nassau, Bahamas
(242) 677-4514
nick@yorklimited.com
March 6, 2008
Robert A. Kaiser
Chief Executive Officer
CLST Holdings, Inc.
15950 North Dallas Parkway
Tower II, Suite 400
Dallas, Texas 75248
Dear Mr. Kaiser:
          We are extremely disappointed in the failure by CLST Holdings, Inc. (the “Company”) to file in a timely fashion its annual report on Form 10-K for the year ended November 30, 2007. This failure, noticed by the Company’s Notification of Late Filing on Form 12b-25, does not reflect well on the stewardship of the Company under its new Board of Directors.
          As we have previously informed you, we hope and expect that the Board will adhere to the Plan of Dissolution adopted by the stockholders at the special meeting held March 28, 2007, a Plan of Dissolution enthusiastically endorsed by you. In this connection, I encourage the Company to conform its accounting to the liquidation basis of accounting under generally accepted accounting principles, given that the stockholders have approved the Company’s dissolution and liquidation. As you undoubtedly know, under the liquidation basis of accounting, a company in liquidation is required to accrue the estimated costs of liquidation and to report those costs to its stockholders.
          It would also appear that the Company will realize a significant tax benefit by pursuing, in accordance with its stockholders’ wishes, the Company’s liquidation. As disclosed in the Company’s August 31, 2007 10-Q (page 18), the Company includes, in accounts payable at August 31, 2007, approximately $14.2 million associated with liabilities from which it expects to be absolved in its liquidation and with respect to which the Company anticipates utilizing net operating loss carryforwards to offset any tax liability associated with this debt relief. Abandoning the Company’s liquidation could impair this benefit.

CUSIP No. 150925204	13D	Page 9 of 9 Pages
Robert A. Kaiser
March 6, 2008

          While the Company has, in its 2006 annual report and its 2007 quarterly reports, reported its disposed businesses as discontinued operations, it has not, to our understanding, adopted the liquidation basis of accounting. Given the stockholders’ adoption of the Plan of Dissolution, the Company should do so and report its results of operation and its financial condition to its stockholders consistently therewith.
Very truly yours,
/s/ S. Nicholas Walker
S. Nicholas Walker